Exhibit 12.1

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	2006		2007	2008	2009	2010
Fixed charges
Interest expense	$616		$608	$561	$595	$596
Amortization of debt issuance costs and debt discount	40		37	37	42	43
Portion of rental expense representative of interest	62		69	74	81	79

Total fixed charges	$718		$714	$672	$718	$718

Earnings
Income (loss) from continuing operations before income taxes	$(150	)(1)	$(61)	$(41)	$(1,196)	$(419)
Fixed charges per above	718		714	672	718	718

Total earnings	$568	(1)	$653	$631	$(478)	$299

Ratio of earnings to fixed charges	*		*	*	*	*

*	Earnings for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 were inadequate to cover fixed charges by $150 million, $61 million, $41 million, $1,196 million and $419 million, respectively.

(1)	SCC’s income (loss) before operations and total earnings for 2006 were $(148) million and $570 million, respectively.